Exhibit 99.1

August 12, 2021

Globant Reports 2021 Second Quarter Financial Results

Strong Performance Amid Robust Demand Environment

Second quarter revenues of $305.3 million, up 67.1% year-over-year

IFRS Diluted EPS of $0.48 for the second quarter

Non-IFRS Diluted EPS of $0.88 for the second quarter

Luxembourg / August 12, 2021 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and six months ended June 30, 2021.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Second Quarter 2021 Financial Highlights

•	Revenues rose to $305.3 million, representing 67.1% year-over-year growth compared to the second quarter of 2020.
•	IFRS Gross Profit margin was 38.0% compared to 36.3% in the second quarter of 2020.
•	Non-IFRS Adjusted Gross Profit Margin was 39.3% compared to 38.2% in the second quarter of 2020.
•	IFRS Profit from Operations Margin was 10.1% compared to 8.1% in the second quarter of 2020.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.2% compared to 13.5% in the second quarter of 2020.
•	IFRS Diluted EPS was $0.48 compared to $0.26 in the second quarter of 2020.
•	Non-IFRS Adjusted Diluted EPS was $0.88 compared to $0.45 in the second quarter of 2020.

Six months ended June 30, 2021 Financial Highlights

•	Revenues rose to $575.4 million, representing 53.7% year-over-year growth compared to the first six months of 2020.
•	IFRS Gross Profit margin was 38.1% compared to 37.0% in the first six months of 2020.
•	Non-IFRS Adjusted Gross Profit Margin was 39.4% compared to 38.9% in the first six months of 2020.
•	IFRS Profit from Operations Margin was 10.6% compared to 8.9% in the first six months of 2020
•	Non-IFRS Adjusted Profit from Operations Margin was 16.4% compared to 14.6% in the first six months of 2020.
•	IFRS Diluted EPS was $1.01 compared to $0.60 in the first six months of 2020.
•	Non-IFRS Adjusted Diluted EPS was $1.71 compared to $1.04 in the first six months of 2020.

Other Metrics as of and for the quarter ended June 30, 2021

•	Cash and cash equivalents and Short-term investments totaled $465.0 million as of June 30, 2021, an increase of $166.8 million from $298.2 million as of December 31, 2020. During the second quarter of 2021, we raised approximately $286.2 million in net proceeds from our equity offering of 1.38 million shares. As of June 30, 2021, our credit facility was fully undrawn.
•	Globant completed the second quarter of 2021 with 19,428 Globers, 18,350 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the second quarter of 2021 was as follows: 63.8% from North America (top country: US), 21.6% from Latin America and others (top country: Argentina), 13.2% from Europe (top country: Spain) and 1.4% from Asia (top country: Japan).
•	In terms of currencies, 76.4% of Globant’s revenues for the second quarter of 2021 were denominated in US dollars.
•	During the twelve months ended June 30, 2021, Globant served a total of 941 customers and continued to increase its wallet share, having 154 accounts with more than $1 million of annual revenues, compared to 113 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers for the second quarter of 2021 represented 10.3%, 26.4% and 39.8% of revenues, respectively.

“Organizations continue to face the need to adapt to new demands. According to the IDC, the number of companies that embrace a digital transformation strategy is up 43% since 2019. This continues to present a unique opportunity to us, as we help our clients seek reinvention and create their way forward”, said Martín Migoya. “As a reflection of our vision, we have seen an amazing expansion during the first half of the year and it's the first time Globant's revenues have surpassed $1 billion over the last twelve months. We will continue working to scale our dream of reinventing this industry.”

“In the second quarter, we recorded a robust 67.1% year over year revenue growth, with strong margins, leading to both top and bottom line beats. In addition, we accelerated our hiring in Q2, with IT professionals up 58.6% year over year and 12.7% quarter over quarter. Our revenues, adj. EPS and IT headcount, all recorded the strongest year over year growth since we became a public company. We also materially raised our full-year guidance. As we exit the COVID-19 pandemic, we are witnessing a demand environment stronger than before the pandemic. Moreover, our robust pipeline makes us believe we can deliver strong and elevated levels of growth for the foreseeable future,” explained Juan Urthiague, Globant’s CFO.

2021 Third quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2021:

•	Third quarter 2021 Revenues are estimated to be at least $325 million, or 56.8% year over year growth.
•	Third quarter 2021 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.5%-17%.

•	Third quarter 2021 Non-IFRS Adjusted Diluted EPS is estimated to be at least $0.92 (assuming an average of 42.7 million diluted shares outstanding during the third quarter).
•	Fiscal year 2021 Revenues are estimated to be at least $1,236 million, or 51.8% year over year growth.
•	Fiscal year 2021 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.5%-17%.
•	Fiscal year 2021 Non-IFRS Adjusted Diluted EPS is estimated to be at least $3.58 (assuming an average of 42.0 million diluted shares outstanding during 2021).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the second quarter 2021 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F2Q21EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 19,400 employees and we are present in 18 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, COVID-19 related expenses and the related effect on income taxes of the pre-tax adjustments. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of June 30, 2021 and December 31, 2020 and its condensed interim consolidated statement of comprehensive income for the three and six months ended June 30, 2021 and 2020, prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges COVID-19 related expenses and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenues	575,427	374,280	305,257	182,708
Cost of revenues	(356,249)	(235,836)	(189,276)	(116,467)
Gross profit	219,178	138,444	115,981	66,241

Selling, general and administrative expenses	(154,097)	(101,454)	(82,206)	(49,582)
Net impairment losses on financial assets	(4,003)	(3,544)	(2,904)	(1,927)
Other operating income	11	—	—	—
Profit from operations	61,089	33,446	30,871	14,732

Finance income	330	707	7	451
Finance expense	(5,943)	(5,106)	(3,331)	(2,651)
Other financial results, net	(655)	3,624	(1,526)	907
Financial results, net	(6,268)	(775)	(4,850)	(1,293)

Share of results of investment in associates	(233)	(82)	(233)	(82)

Other income and expenses, net	(443)	43	(481)	27
Profit before income tax	54,145	32,632	25,307	13,384

Income tax	(12,531)	(9,443)	(5,360)	(3,365)
Net income for the period	41,614	23,189	19,947	10,019

- Exchange differences on translating foreign operations	(2,438)	(1,537)	(714)	567
- Net change in fair value on financial assets measured at FVOCI	—	(23)	—	91
- Gains and losses on cash flow hedges	96	(834)	(74)	1,235
Total comprehensive income for the period	39,272	20,795	19,159	11,912

Net income attributable to:
Owners of the Company	41,614	23,189	19,947	10,019
Net income for the period	41,614	23,189	19,947	10,019

Total comprehensive income for the period attributable to:
Owners of the Company	39,272	20,795	19,159	11,912
Total comprehensive income for the period	39,272	20,795	19,159	11,912
Earnings per share
Basic	1.03	0.62	0.49	0.27
Diluted	1.01	0.60	0.48	0.26
Weighted average of outstanding shares (in thousands)
Basic	40,212	37,347	40,522	37,686
Diluted	41,354	38,420	41,664	38,759

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of June 30, 2021 and December 31, 2020

(In thousands of U.S. dollars, unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	431,373	278,939
Investments	33,673	19,284
Trade receivables	281,422	196,020
Other assets	7,097	8,146
Other receivables	58,485	31,633
Other financial assets	2,265	1,577
Total current assets	814,315	535,599

Non-current assets
Trade Receivables	—	5,644
Investments	823	615
Other assets	5,429	6,954
Other Receivables	12,874	9,629
Deferred tax assets	42,906	41,507
Investment in associates	—	3,154
Other financial assets	26,233	15,147
Property and equipment	108,388	101,027
Intangible assets	89,082	86,721
Right-of-use assets	97,899	90,010
Goodwill	450,946	392,760
Total non-current assets	834,580	753,168
TOTAL ASSETS	1,648,895	1,288,767

LIABILITIES
Current liabilities
Trade payables	42,135	35,266
Payroll and social security taxes payable	121,114	111,881
Borrowings	250	907
Other financial liabilities	47,103	19,822
Lease liabilities	8,950	15,358
Tax liabilities	14,383	11,804
Income tax payable	10,199	10,511
Other liabilities	472	81
Total current liabilities	244,606	205,630

Non-current liabilities
Trade payables	4,528	5,240
Borrowings	902	25,061
Other financial liabilities	51,151	74,376
Lease liabilities	84,333	72,240
Deferred tax liabilities	8,337	13,698
Provisions for contingencies	21,529	12,583
Total non-current liabilities	170,780	203,198
TOTAL LIABILITIES	415,386	408,828

Capital and reserves
Issued capital	49,856	47,861
Additional paid-in capital	853,460	541,157
Other reserves	(5,016)	(2,674)
Retained earnings	335,209	293,595
Total equity attributable to owners of the Company	1,233,509	879,939
TOTAL EQUITY AND LIABILITIES	1,648,895	1,288,767

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six months ended		Three months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Reconciliation of adjusted gross profit
Gross Profit	219,178	138,444	115,981	66,241
Depreciation and amortization expense	5,883	4,639	3,082	2,349
Share-based compensation expense	1,830	2,328	815	1,207
Adjusted gross profit	226,891	145,411	119,878	69,797
Adjusted gross profit margin	39.4%	38.9%	39.3%	38.2%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(154,097)	(101,454)	(82,206)	(49,582)
Depreciation and amortization expense	21,745	9,897	11,907	5,003
Share-based compensation expense	15,791	10,485	8,109	5,327
Acquisition-related charges (a)	6,596	4,248	3,962	1,490
Adjusted selling, general and administrative expenses	(109,965)	(76,824)	(58,228)	(37,762)
Adjusted selling, general and administrative expenses as % of revenues	(19.1)%	(20.5)%	(19.1)%	(20.7)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	61,089	33,446	30,871	14,732
Share-based compensation expense	17,621	12,813	8,924	6,534
Acquisition-related charges (a)	13,473	5,040	7,399	1,878
COVID-19-related charges (b)	2,228	3,185	2,228	1,469
Impairment of assets	(11)	—	—	—
Adjusted Profit from Operations	94,400	54,484	49,422	24,613
Adjusted Profit from Operations margin	16.4%	14.6%	16.2%	13.5%

Reconciliation of Net income for the period
Net income for the period	41,614	23,189	19,947	10,019
Share-based compensation expense	17,621	12,813	8,924	6,534
Acquisition-related charges (a)	16,202	5,143	9,549	1,926
COVID-19-related charges (b)	2,228	3,185	2,228	1,469
Impairment of assets	(11)	—	—	—
Tax effect of non-IFRS adjustments (c)	(6,928)	(4,415)	(4,169)	(2,482)
Adjusted Net income	70,726	39,915	36,479	17,466
Adjusted Net income margin	12.3%	10.7%	12.0%	9.6%

Calculation of Adjusted Diluted EPS
Adjusted Net income	70,726	39,915	36,479	17,466
Diluted shares	41,354	38,420	41,664	38,759
Adjusted Diluted EPS	1.71	1.04	0.88	0.45

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

(c)	Non-IFRS Adjusted net income and adjusted Diluted EPS for Q2 of 2020 reflects the tax impact of non-IFRS adjustments. Non-IFRS Adjusted net income and adjusted Diluted EPS for Q2 2020, previously presented were recast to conform to the current presentation.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Total Employees	12,333	14,340	16,251	17,267	19,428
IT Professionals	11,573	13,436	15,290	16,284	18,350

North America Revenues %	72.8	70.0	65.9	63.1	63.8
Latin America and Others Revenues %	20.8	22.4	24.3	23.6	21.6
Europe Revenues %	6.4	7.6	9.8	12.0	13.2
Asia Revenues %				1.3	1.4

USD Revenues %	87.0	84.5	85.8	77.7	76.4
Other Currencies Revenues %	13.0	15.5	14.2	22.3	23.6

Top Customer %	10.7	10.8	10.7	10.5	10.3
Top 5 Customers %	31.9	32.2	30.0	28.4	26.4
Top 10 Customers %	44.9	45.0	42.9	41.0	39.8

Customers Served (Last Twelve Months)	805	893	798	860	941
Customers with >$1M in Revenues (Last Twelve Months)	113	118	129	139	154

Investor Relations Contact:

Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant